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[LOGO]

Say no to the Sanofi offer:

There’s greater value ahead

April 5, 2004

FORWARD-LOOKING STATEMENTS

Statements in this presentation other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.

Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.

Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. Aventis disclaims any obligation to revise or update any such forward-looking statement. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report – ”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers.”

Aventis shareholders are urged to read Aventis’ Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the U.S. Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are available without charge from the SEC’s Website at www.sec.gov.

AGENDA

Introduction	Arvind K. Sood

Invitation to Novartis	Igor Landau

Warrants against Plavix risk for Aventis holders		Patrick
Langlois

Product update	Richard J. Markham

Q&A session

Maximizing value for Aventis shareholders – An invitation to Novartis

MAXIMIZING VALUE FOR OUR SHAREHOLDERS – AN INVITATION TO NOVARTIS

•                  Creation of a global leader

•                  Combination would create one of the leading global pharma companies

•                  Rank No. 2 worldwide and No. 4 in the U.S.

•                  An attractive product offering

•                  Leadership positions in important therapeutic areas

•                  Focus on cardiovascular, oncology, vaccines and metabolism

•                  A compelling strategic fit

•                  Complementary pipelines and broad portfolio of blockbusters

•                  Strong top-line growth prospects

•                  Strong product offering and pipeline

•                  Outstanding R&D capabilities providing long-term sustainability as a leader

Aventis Supervisory Board decided unanimously
to invite Novartis to commence negotiations

PROPOSED RESOLUTION ON LIMITATION OF VOTING RIGHTS

The Supervisory Board proposed an amendment on voting rights:

•                  Limit shareholder voting rights at General Meetings to 15%

•                  Prevent shareholders from obtaining control with less than a 50% shareholding

•                  Similar provisions adopted by many other large French companies

•                  Danone, Total, Schneider and Vivendi Universal

•                  Limitation does not apply if a shareholder obtains >  50% of voting rights through a public tender offer

Maximizing value for Aventis shareholders – Warrants to guard against Plavix risk

AVENTIS: SEEKING WHAT IS BEST FOR OUR SHAREHOLDERS

•                  The Aventis Management and Supervisory Boards

•                  Recommend rejecting Sanofi’s offer

•                  Are focused on creating value for Aventis shareholders

•                  Have concluded that the Plavix patent loss risk is significant

•                  Have created a protection mechanism for Aventis holders in the unlikely event that Sanofi succeeds with its unsolicited bid

The Supervisory Board recommends that Aventis
shareholders
vote in favor of the resolution to issue warrants

THE PLAVIX RISK – UNNECESSARY FOR AVENTIS HOLDERS

•                  Outcome of Plavix trial highly uncertain

•                  No further clarity provided by Sanofi despite critical importance in current context

•                  Legal analysis by Patterson, Belknap, Webb & Tyler confirms generic companies have raised substantial challenges

•                  Trial expected to start before late 2004/mid 2005 – barring summary judgments

•                  Many analysts becoming increasingly skeptical about Sanofi’s ability to maintain Plavix exclusivity

Aventis considers the loss of
Plavix patent protection a significant risk

LOSING PLAVIX A SIGNIFICANT VALUE IMPACT

Plavix patent loss – value impact

[CHART]

[CHART]

•                  Aim: Provide adequate protection against a share-price decline

•                  As a result, the warrants should be sized to cover a drop of 25% in Sanofi’s valuation

(1)          Based on Deutsche Bank (19-02-04), Bear Stearns (17-02-04), BNP (08-07-03) and HSBC (09-06-03)

(2)          Based on Lehman Brothers (30-03-04), Chevreux (12-03-04), SocGen (03-03-04), Deutsche Bank (19-02-04), UBS (10-02-04), Bear Stearns (28-01-04) and Exane (27-01-04)

WARRANTS MECHANISM OVERVIEW

Illustrative example assuming 100% success of the offer

[CHART]

Aventis shareholders would own 57% of a merged entity (1)

•                  To compensate for the impact of the loss of Plavix, Aventis shareholders will receive back part of the ownership in Aventis

•                  Mechanism based on free distribution of warrants to current Aventis shareholders

•                  Right to buy additional Aventis shares at nominal value in case the Plavix patent is lost

•                  In order to protect Aventis shareholders against a loss of 25% of Sanofi’s pre-transaction value:

•                  Existing Aventis shareholders will get one warrant for each share giving the right to get 0.28 new Aventis shares per warrant

•                  Issued shares would represent 22% of Aventis

(1)          Assumes subsequent merger based on the terms of the current offer (share alternative)

IMPACT ON SANOFI OFFER PRICE

As per Sanofi document – Unaffected price

[CHART]

(1)          Net of exercise price

KEY FEATURES OF THE WARRANTS

•                  1 warrant to be issued – a day prior to closing of Sanofi’s offer – for every Aventis share

•                  Each warrant entitles Aventis holders to buy 0.28 new shares at nominal value (€ 3.82 per share)

•                  Trigger event:

•                  Generic version of Plavix is launched in the US by end 2007

•                  Sanofi succeeds in it’s unsolicited bid in a non-recommended manner

•                  Warrants are not listed:

•                  Concept is to provide financial protection as opposed to financial instrument

•                  Warrants may become transferable under the following conditions:

•                  Vote of the Warrant holders at a special meeting approving transferability with a simple majority

•                  Meeting to take place at the earliest of November 30, 2005, or the first court decision regarding the loss of the Plavix patent

•                  Additional features:

•                  In order to ensure adequate information, the holding of each additional 1% of the total number of Warrants will require disclosure to the Company and to the Public.

•                  Triggered if Sanofi initiates a squeeze-out

IMPLIED PREMIUM OF SANOFI’S OFFER IS NOW A DISCOUNT

Implied premium / (discount)

	Sanofi price	Offer price	Aventis price	Implied premium
	(€)	(€)	(€)	(%)

Current share prices	54.4	56.8	63.9	(11.1)%

Jan 21 prior one-month average price	58.7	60.4	52.5	15.2%

11% discount based on current
Aventis and Sanofi-Synthelabo share prices

Positive newsflow on key products

KETEK®: APPROVAL GAINED IN THE U.S.!

Optimal spectrum of activity in RTIs(1)

[CHART]

S. pneumoniae

H. influenzae(2)

M.catarrhalis(2)

Atypicals(3)

ERSP(4)

PRSP(5)

Primarily non-respiratory Gram negative coverage

•                  Peak sales potential: > € 1.5 billion

•                  FDA grants U.S. approval

•                  Acute exacerbation of chronic bronchitis

•                  Acute bacterial sinusitis

•                  Mild to moderate community-acquired pneumonia

•                  Includes multi-drug resistant claim

•                  Expected to be available in late July

•                  Preparing for fall 2004 RTI season launch

•                  >7 million patients treated worldwide

•                  Phase III pediatric development to start in H2 2004

(1)          RTI – Respiratory tract infections

(2)          Including beta lactamase producing strains

(3)          Chlamydia and mycoplasma

(4)          ERSP – Erythromycin-resistant S. pneumoniae

(5)          PRSP – Penicillin-resistant S. pneumoniae

KETEK®: SIGNIFICANT U.S. OPPORTUNITY WITH CHANGING LANDSCAPE

No new competitive threat

Product	Company	Phase
Gemifloxacin	GSK returned to LCGI	Approved US
Re-licensed to GeneSoft

BMS-284756 Garenoxacin	Returned to Toyama	Phase III

J&J RWJ 415663	J&J	Phase I

Pfizer CP-654743	Pfizer	Phase I

DK507k	Daiichi Pfizer in U.S.	Discontinued

Cethromycin (ABT-773)	Abbott	Discontinued

Anticipated U.S. patent expirations

2002	2005	2010

Augmentin	Biaxin	Levaquin
2002	2005	2010

Ceftin	Zithromax	Avelox
2002	2005	2009

		Ketek
		2018

Ketek expects to gain a leading
share of voice in U.S.

TAXOTERE®: BROADENING BENEFITS TO A WIDER GROUP OF TUMORS

US/EU Taxotere submission plan

Hormone refractory prostate cancer (U.S./EU)*

Adjuvant breast cancer (U.S./EU)*

Gastric cancer (U.S./EU)

2004	2005	2006

Neoadjuvant head & neck cancer (U.S./EU)

•                  Peak sales potential: > € 3 billion

•                  Aiming to be first drug approved to treat three most common cancers

•                  Market leader in breast and lung cancer

•                  Breast cancer: Five phase III trials have demonstrated a survival advantage

•                  Lung cancer: Only agent with 1st and 2nd line survival data

•                  Agent of choice for combination therapy

•                  New indications to drive growth

•                  Five-year survival benefit confirmed in adjuvant breast cancer

•                  Early data reveals benefits in gastric cancer

•                  Survival benefit in prostate cancer

*      Done

TAXOTERE®: DATA UNDERSCORES SUPERIOR PROFILE IN METASTATIC BREAST CANCER

Longer survival than with Taxol®(1)

Median survival: 15.4 mths vs. 12.7 (p=0.03)

[CHART]

(1)          Ravdin P et al, 2003

MBC – Metastatic breast cancer

Taxotere/Herceptin® in her2+ MBC(2)

The longest survival in this patient population

[CHART]

(2)          Extra et al, 2004

Intent-to-treat population, 12-month cut-off

Documented crossover = 48%

GENASENSE™(1): POTENTIAL TO REVOLUTIONIZE MANAGEMENT OF CANCER

•                  Peak sales potential: > € 2 billion

•                Regulatory process ongoing in the U.S. for malignant melanoma with dacarbazine

•            Priority review granted

•            ODAC meeting planned on May 3, 2004

•            EU submission planned in H2 2004

•                  Intend to pursue additional indications aggressively

•            Reinforce activity in multiple types of cancer

•            Intend to start phase III trial in prostate cancer in 2004

•                  Position Genasense as leading chemosensitizing agent with cytotoxics and targeted therapies

Complete response in a melanoma patient(2)

[GRAPHIC]

2004	2005	2006+

“Create” and own Bcl-2 therapy market	Demonstrate efficacy in both a solid tumor and hematology	Establish Genasense as a “cornerstone” of cancer therapy

(1)          Cooperation with Genta

(2)          Genasense in combination with dacarbazine (DTIC)

ALVESCO®(1): AN INNOVATIVE ASTHMA THERAPY

•                  Peak sales potential: > € 1.5 billion

•                  Alvesco a new standard in asthma

•                  High lung potency

•                  Low systemic exposure

•                  Local side effects similar to placebo

•                  Once daily for mild to moderate asthma

•                  U.S. pediatric and adult indications submitted in December 2003

•                  Asthma/COPD market seen increasing by 35% to over $18 billion by 2011(1)

•                  Driven by success of combination products

•                  Alvesco/formoterol combination in phase I development

•      Ultrahaler® device

(1)          Cooperation with Altana Pharma (U.S.rights only)

(2)          Data Monitor Commercial Insight (October 2003)

Minimal local side effects in asthma(1)

Data from two 12-week phase III trials

[CHART]

(1)          American Academy of Allergy, Asthma and Immunology 2004

LOVENOX®: KEY GROWTH OPPORTUNITIES IN CARDIOLOGY AND MEDICAL DVT

•                  Peak sales potential: > € 2.5 billion

•                  Main focus remains on converting unfractionated heparin use in the U.S.

•                  SYNERGY trial in NSTE ACS(1)

•                  Lovenox vs. UFH – 10,000 patients

•                  Makes Lovenox a foundation therapy regardless of catherization time

•                  DVT medical disease awareness campaign supporting growth

•                  March 2004 - “DVT Awareness” in U.S.

•                  DVT awareness programs set to begin in France and Germany

(1)   American College of Cardiology 2004

STEMI – ST-elevated myocardial infarction

NSTE ACS – Non-ST elevation acute coronary syndromes

AMI – Acute myocardial infarction

DVT - Deep vein thrombosis

UFH – Unfractionated heparin

Clinical trials to expand use in ACS

[CHART]

SYNERGY	ExTRACT
“Early aggressive” strategy
At least as effective as UFH	Lovenox/ thrombolytic
“Start with and stay with – Better outcome”	vs.

UFH/ thrombolytic

ESSENCE & TIMI 11b
“Conservative” strategy	Enrolment on-going
Superiority over UFH	(n=21,000 patients)

LANTUS®: INCREASING RECOGNITION AS THE INSULIN OF CHOICE

•                  Peak sales potential: > € 2.5 billion

•                  Lantus the No. 1 branded U.S. insulin

•                  Only 24-hour peakless basal insulin

•                  More patients reach A1c >7% with less hypoglycemia than with NPH insulin

•                  Now launched in > 40 countries

•                  Strong clinical data at ADA 2004 (June)

•                  Pre-mix insulins

•                  Glitazones

•                  Benefits of once-daily administration

Lantus use as first insulin in U.S.

In %

[CHART]

Source: 2003 Market Measures/Cozint (Survey of  > 400 U.S. patient records)

SCULPTRA™/NEW-FILL®: THE WORLD’S FIRST SEMI-PERMANENT SCULPTING AGENT

•                  Peak sales potential: > € 1 billion

•                  FDA Advisory Committee recommends approval

•                  Facial lipoatrophy in people with HIV

•                  Sculptra/New-Fill is an injectable poly-L-lactic acid agent

•                  Corrects skin soft tissue defects associated with facial lipoatrophy

•                  Entry into dynamic aesthetic dermatology market

•                  > 5 million non-surgical U.S. procedures in 2002

•                  > 30 million potential users (age 35-60) with household income > € 75,000

•                  Favorable market conditions

•                  Aging and income demographics

•                  Cash payment scheme

•                  Concentrated target audience

•                  Motivated consumers

[GRAPHIC]

Back-up

FINANCIAL TERMS OF PROPOSED AVENTIS WARRANTS

Current offer	Plavix lost
100% of Aventis: 19% received in cash	80% of Aventis: 19% received in cash
81% received in Sanofi shares	61% received in Sanofi shares

Plavix loss = 25% decrease in value contributed by Sanofi

•                       Warrants to return 20% of Aventis to Aventis shareholders

20%	=	0.25x Warrant per Aventis share
80%

•                       Parity to be increased to 0.28x to take into account the €3.82(1) exercise price of the warrant

•     Adjusting for this, Warrants to return 22% of Aventis to Aventis shareholders

•                  A decrease by 25% of Sanofi’s value mechanically reduces the overall value of its offer by 20%

•                  Warrants to Aventis shareholders should give them back 20% of their company if the Plavix risk materializes to adjust for the reduced acquisition consideration

•                  After adjusting for the warrant exercise price of €3.82, it is 22% of Aventis that current Aventis shareholders should get back from Sanofi

(1)                                  Warrants exercise price will be set at Aventis nominal value

Aventis — Investor Relations

Conference Call

Aventis discusses Supervisory Board decision from
April 2, 2004

5 April 2004

Contents

Introduction, Arvind Sood, Senior Vice President, Investor Relations	3
Novartis and Sanofi, Igor Landau, Chairman of the Management Board	3
The Warrant Proposal, Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer	4
Positive News on Key Products, Richard Markham, Vice Chairman of the Management Board and Chief Operating Officer	7
Questions and Answers	9

2

INTRODUCTION

Arvind Sood
Senior Vice President, Investor Relations

        The purpose of our call today is to give you a brief update following a meeting of the Supervisory Board last Friday. As you know, the Supervisory Board once again reiterated that Sanofi's unsolicited bid is not in the best interests of Aventis shareholders and employees, and unanimously agreed to invite Novartis to commence discussions on a possible combination.

        Our Chairman of the Management Board, Igor Landau, will highlight some of the key reasons behind this decision. We also believe that the risk of loss of Plavix patents is significant, and our Vice Chairman and Chief Financial Officer, Patrick Langlois, is going to discuss a protection mechanism in the form of warrants that would be extended to our shareholders to guard them against the impact of the loss of these patents.

        Despite the distraction of Sanofi's hostile bid we continue to reach marketing, regulatory and clinical milestones within our pharmaceuticals business. Dick Markham, our Vice Chairman and Chief Operating Officer, will provide an update on some of our key products. With that I would like to ask Igor to make a few opening comments.

NOVARTIS AND SANOFI

Igor Landau
Chairman of the Management Board

I.    Invitation to Novartis

        I want to say a few words about the invitation that has been extended to Novartis. Just after the unsolicited bid from Sanofi on 26 January, we said that we would study and evaluate all the scenarios that would offer stronger industrial, social and financial rationales both for our employees and for our shareholders than the Sanofi offer.

II.    A New Combination

        After having had a series of preliminary discussions with Novartis we came to the conclusion that a potential combination with this company could be an interesting alternative to either Aventis continuing to stand alone or to the proposed bid from Sanofi. The reasons at this stage are pretty simple. On one hand, we think that this combination will create one of the leading global pharmaceutical companies, as well as being the number one in Europe. The new combination would rank number two worldwide and number four in the US, where we would not only gain an expanded portfolio but also have one of the biggest sales forces.

III.  Market Leadership

        In terms of specific areas, this combination would clearly help the company to establish a leadership position in cardiovascular, oncology, vaccines and metabolism, which are areas in which we at Aventis have focussed since the company began. In terms of pipelines, the two pipelines are pretty complementary, there is very little overlap, and we see the potential of a number of blockbusters for the years to come. Lastly, we think that, in terms of developing the R&D capability to provide long-term sustainability as a leader, this new combination would be very attractive. For all these reasons the Supervisory Board has unanimously decided to look more closely at the details of this potential

3

combination with Novartis and to begin discussions on the terms and conditions that would make it possible.

IV.    Government Concerns

        At this stage you will also be aware that Novartis has some concern about the position of the French government in particular. The first thing I want to remind everybody of is that Aventis has been from the start a Franco-German company, so we have to look at it in this particular context. Secondly, we clearly understand, from a European perspective, the need to build very strong European companies in order to compete worldwide. I am convinced that the best guarantee we can give to research and employment in Europe is to be in a competitive worldwide company that competes strongly in the most attractive parts of the world.

        We think that accommodation with Novartis would provide such strength and, whilst not able at this point to enter into details and also being sensitive to the concerns expressed by both the French and the German governments, we are planning to enter into discussions in order to explain why such a combination could be of great interest for the European pharmaceutical industry.

        These are the comments I wanted to make about this invitation. I will now hand over to Patrick Langlois, who will give you some explanation of the warrants that we are going to propose to our shareholders in order to protect one very specific aspect of the Sanofi offer, namely the Plavix risk.

THE WARRANT PROPOSAL

Patrick Langlois
Vice Chairman of the Management Board and Chief Financial Officer

I. The Plavix Risk

        I am going to follow up on the document that was emailed to you and I will refer to some of the pages. One of the main reasons that our Supervisory Board has rejected this Sanofi offer is due to its potential effect on Plavix. There are some others, and I will come to those later, but the Plavix question is the key matter for our shareholders, because of the potential magnitude should it happen.

II.    Protecting Shareholders

        We have decided to propose to our Supervisory Board and then to the shareholder meeting on 19 May a specific resolution, which is an insurance policy, i.e. a mechanism to protect the Aventis shareholders for the Plavix risk in the event that the Sanofi offer succeeds on this unsolicited basis. This is absolutely not a poison pill; it is an insurance policy.

1.     Management Board Authority

        This resolution is going to be presented at a shareholder meeting on 19 May, and that is a few days before the end of the tender period. Before getting to the specifics of the warrant I must say that I have seen some press articles this morning where it was said that the Management Board has the authority to remove this warrant if, for whatever reason, the transaction were carried out on a friendly basis.

2.     Supervisory Board Authority

        This is not true; it will be the Supervisory Board that will make the final decision, based on the evolution of the situation. It will not be the Management Board. The Supervisory Board has fiduciary responsibilities and I would like to remind you that on the Supervisory Board we have some of the

4

larger shareholders and you will know, of course, that these shareholders are very much valued. Clearly, the decision will be up to the Supervisory Board if this Sanofi offer were to be conducted on a friendly basis.

III.  Warrant Mechanism

1.     Analysts' Reports

        Let us turn to the mechanism of this warrant. We have tried to assess the risk as best we can, internally first, but also with the support of third party patent lawyers, based on public information. We have also, of course, looked at analysts' reports as to how much value the Plavix business represents for Sanofi in terms of earnings and potentially in terms of value if they were unfortunately to lose the legal battle or the patent case.

        Looking at the analysts' reports, it seems clear to us that many analysts and investors are sceptical about the situation and about Sanofi's ability to protect the Plavix patents. This is the reason why we feel that giving some kind of protection to our shareholders is an absolute must.

2.     Share Price Impact

        The way we value the warrant is as follows, and again this is based on analysts' reports. We have based our estimates on 2006/7 or a full-year basis, and the EPS impact coming from the loss of the Plavix patent, where we would have, in terms of earnings for the company, a loss of 22-25% from that specific event.

        If we were to look at this in terms of share price impact, and again this is based on the analysts' reports, we have a much broader estimated impact, because some analysts say that it is a 12-35% negative impact on the share price. As a result we have decided to cover the risk at about 25%, which is an average somewhere between the 12% and the 35%. We feel that this 25% represents and takes into account the latest estimate from the analysts of the risk of the Plavix case. You will remember that in our defence document we were estimating about €21 per share, and at that time the embedded risk in the share price was a little bit lower. Based on the situation today and the increased risk embedded in the Sanofi share price, we have estimated that the absolute value of the risk is about €15 per share. That is the value we have calculated and the basis of the warrant mechanism.

IV.    Impacts of the Mechanism

        On page 11 we illustrate the mechanism and the impact it will have in terms of holding or ownership in the case of the loss of the Plavix patent. On the base case, which is based on the current offer, the Aventis shareholders will own 49% and, of course, Sanofi will own the 51% remainder. That, of course, will stay if the Plavix protection is maintained.

1.     Share Ownership Ratios

        If the case is lost, we will still own 49% of Sanofi, but Sanofi will own 78% of Aventis, meaning that Aventis shareholders will directly own 22% of Aventis. This is because the Aventis shareholders—and we will get into the specific features of the warrant later—will have the right to buy additional Aventis shares at nominal value, which is €3.82 per share. They will have this right to buy these shares at nominal value if the Plavix patent is lost.

        This means that, for each warrant, they will have the right to buy 0.28 new Aventis shares, which means that, at the end of the day on a pre-diluted basis, Aventis shareholders will own directly 22% of Aventis. In that case, of course, the Aventis shareholders would own, on a combined basis of Sanofi and Aventis, 57% of the merged entity.

5

        On page 12 we have tried to illustrate the impact of the Sanofi offer, and this based on the unaffected share price, meaning the situation as of 26 January at the start of this offer. The offer at the start had a value of about €60.4, which was made up of a cash component of about €11.5 per share and a stock component, which was five Sanofi shares for six Aventis shares, and based on the Sanofi share price at that time, which was about €58.7. This meant that €48.9 per share was coming to our shareholders as the stock component—so €48.9 stock and €11.5 cash made up the €60.4 per share.

2.     Loss of Plavix

        In the event of the loss of Plavix, and taking into account a 25% loss in value for the Sanofi shares, the cash component does not change—it will still be €11.5—but the value received by our shareholders will no longer be €48.8 but €36.7 per share in terms of stock, which would give a value for our shareholders of about €48.2.

V.    The Purpose of the Warrant

        What we want to do with this warrant is to protect the €60.4 per share. In order to do that we need to give €12.2 per share of additional value, which is what the warrant is going to provide. The way we reach this €12.2 per share is that, if you start with the €58.7 Sanofi share price value at the time of the launch of this offer, the Plavix loss is 25%, meaning €14.6, and based on the parity that is used for this deal, i.e. 0.833, this is €12.2 per share. In order to protect Aventis shareholders from the Plavix loss we need to provide an instrument which has a value of €12.2 per share.

VI.   Key Features of the Warrants

        I will now discuss some of the key features of the warrants. One warrant will be issued, a day prior to the closing of the Sanofi offer, for every Aventis share. Each warrant entitles Aventis holders to buy 0.28 new shares at a nominal value of €3.82 per share. The two triggering events that will lead to the warrants being put into place will be if Sanofi succeeds in its unsolicited bid in a non-recommended manner, and also if a rival, generic version of Plavix is launched in the US by the end of 2007.

        The warrants will not be listed. As I said before, this is merely to provide insurance in the form of financial protection, and is not a financial instrument. However, this warrant may become transferable, under very specific conditions. Firstly, there has to be a vote of the warrant holders at a special meeting to approve the transferability. As far as the timing is concerned, it could be, at the earliest, either 30 November 2005, or the first court decision regarding the Plavix patent. Therefore, the earliest of either the court decision, or 30 November 2005, will be when the warrant holders would have to approve the transferability of the warrant, which needs to be done with a simple majority.

        There are some additional features, in terms of keeping track of the holding of the warrant, which look at what would happen if there is any attempt at or initiation of squeeze-out. In the case of a merger between Aventis and Sanofi after the tender, in order to combine the two companies, the warrant would survive the merger, assuming that it follows the tender. Those, then, are some of the features attached to the warrant.

VII. Aventis and Sanofi-Synthélabo Share Prices

        We feel that giving protection to our shareholders for this risk is important. Again, this is not a 'poison pill', but protection and insurance for our shareholders. This Plavix situation was one of the key, but not the only, reasons, why we decided to reject the Sanofi offer. The other reason was, more importantly, the price. We would like to remind everyone of the situation at the time of the offer, and the situation now, in terms of value, premium and discount, looking at the share prices of Aventis and Sanofi-Synthélabo.

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        At the end of January, in terms of the one-month average at the time the transaction was announced, Sanofi-Synthélabo's share price was at around €58.7, and we were at around €52.5. The offer price was 60.4%. Based on the evolution of the two companies' share prices, the Sanofi-Synthélabo share price moved down quite considerably, to around €54.4, which was the share price as of Friday evening, and the Aventis share price increased to €63.9. This means that, today, there is a discount, meaning that the market views and perceptions are that the Sanofi offer is inadequate, as we have been saying from the start, since the discount today is around 11%.

        However, if you consider it merely on a threshold nominal basis, based on the current share prices of the two companies, and take into consideration the terms of the offer which have been proposed by Sanofi-Synthlabo, the offer price for Aventis is around €56.8, taking into account the cash and stock components. Therefore, today, what is being proposed, based on the current share price, is the takeover of Aventis at a value of €56.8, which is quite low, compared to any standards.

        Those are the two key points—the warrants and the premium—that I wanted to highlight in this conference call. Perhaps now we can move to the products aspect. Dick, would you like to comment on what is happening at Aventis?

POSITIVE NEWS ON KEY PRODUCTS

Richard Markham
Vice Chairman of the Management Board and Chief Operating Officer

I.    Ketek

1.     The Launch

        As Arvind mentioned in his introductory comments, although we have been busy with the unsolicited offer we have also been busy progressing the company and some of the important milestones for our key products. We had a very important day last week with the approval of Ketek, as you all know, I am sure. It was also approved with an exceptional label, both from a safety standpoint as well as an indications standpoint. This includes everything we are looking for in terms of diseases: chronic bronchitis, sinusitis, community-acquired pneumonia, and also includes claims against multi-drug resistant bacteria. Therefore, we are very happy with the final result. It was a delayed result but a good result and we are looking forward to launching Ketek in the United States in time for the fall season this year, for which preparations are currently underway.

2.     Significant US Opportunity

        The environment into which we are launching Ketek is exceptional at the moment, for two reasons:

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  There are very few competitive new products coming behind Ketek, so the field will be relatively open for us for quite a number of years.

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  A number of the key competitors are either currently facing or will soon face generic competition. This, of course, will cause the brand name companies behind those products to most likely discontinue promotion. This will also leave the field open for Ketek.

        We have been waiting a long time, but we are very excited about the prospect of launching Ketek in several months' time.

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II.    Taxotere

1.     Submission Plan

        With Taxotere we have made much progress on expanding the indications for the data behind and the potential for Taxotere in future years. Already this year we have submitted for use with a prostate cancer. We have now submitted for use in the adjuvant breast cancer setting. Later this year we will be submitting for gastric cancer, and in 2006 in the US we will be submitting for head and neck cancer. Thus, we will have the broadest set of indications and most impressive dataset of any chemotherapeutic agent for the treatment of cancer.

2.     Data profile

        The more recent data we have developed demonstrate a longer survival benefit with Taxotere than Taxol in metastatic breast cancer, and also longer survival with the addition of Herceptin in metastatic breast cancer.

III.  Genasense

        We are approaching an important milestone for Genasense with the 3 May Advisory Committee meeting, which will review our application for Genasense in malignant melanoma. We are expecting a positive outcome and approval shortly thereafter. In the second half of this year we will be submitting in Europe for the same indication, and we will be beginning mid-year and late-year registration trials in a number of additional tumour types in order to continue to expand the number of claims we have for Genasense.

IV.    Alvesco

        Most of you have probably seen the recent data presented on Alvesco at the American Academy meeting. Here, the hypothesis and some earlier data confirm that the incidence of local adverse events with Alvesco is similar to that of placebo. This is due to the fact that it is a prodrug and is inactive when administered but is activated in the lung.

        This is a very large market. The single entity product, Alvesco, will be our first step. It will be followed by an Alvesco/beta-agonist combination. This is in Phase I development, being developed in our proprietary Ultrahaler device, which is a dry powder inhaler.

V.     Lovenox

        We continue to make progress in generating supportive data for Lovenox and it continues to perform extremely well in the market. In the recent synergy trial we were able to demonstrate that Lovenox is at least as effective as unfractionated heparin. Also, that one gets a better outcome in acute coronary syndrome patients by starting with Lovenox when they arrive at the hospital and staying with Lovenox, rather than switching to unfractionated heparin. This was a very important finding in helping us to expand the use of Lovenox in the cardiology setting.

VI.   Lantus

        Lantus continues to make very good progress in the market. We expect to continue to support the expansion of the use of Lantus with data that will be presented at the ADA meeting in June. This will look at the use of Lantus compared to pre-mix insulins, glitazones, and at some of the benefits of once-daily administration compared to twice-daily administration. We have launched in 40 countries and it is doing well in every market where we are participating. Our research in 2003 shows the progress we have made in positioning Lantus as the first insulin that patients see, whether they begin

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therapy on insulin or whether they are switched to insulin later in therapy. This occurs particularly with Type II patients, where we now account for 46% of the first uses of insulin.

VII. Sculptra

        The last comment I will make is a reminder that we had a successful FDA Advisory Committee meeting on Sculptra. The first indication for Sculptra was recommended for approval in facial lipoatrophy in HIV patients. We will be entering into the broader dermatology market upon completion of additional Phase III trials to demonstrate, in particular, safety in a broader set of patients. Those trials will begin later this year.

VIII. Conclusion

        In the last month or two there has been much good product news and progress with our pipeline and end market products despite the distractions of dealing with the unsolicited offer.

QUESTIONS AND ANSWERS

Question 1: Frederic Desdouits, Exane

        What would make more sense to you to maximise the interest of shareholders and employees between the two choices, a stand-alone future for Aventis or a merger with Novartis?

Igor Landau

        We will only be able to answer that question once discussions with Novartis have developed to a stage where we know exactly what we are talking about.

Question 2: Jo Walton, Lehman Brothers

        You made much of this being a Franco-German situation rather than a French situation, and you have said in the past that you would like the EU to get involved if you thought there was any political interference. I suspect that the statement that Novartis has made specifically about a French political situation being at least neutral might trigger something. Could you tell us what you think the EU might do and any timeframe over which they could do it? Is it realistic to assume that somebody from the EU could get involved within the timeframe that this bid situation is likely to be completed in?

Igor Landau

        It is difficult to speculate on what the EU might or might not do, especially before an official offer has been made. Thus, I do not think it is possible to specifically answer your question at this stage. If a bid was to be launched by, for example, Novartis, depending on the reaction of the relevant authorities the EU might have something to say about it.

Jo Walton

        Are you saying that the EU cannot get involved until there is a formal bid on the table?

Igor Landau

        Yes.

Jo Walton

        Thank you.

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Question 3: Alexandra Hauber, Bear Stearns

        Patrick, you made a very strong point that this warrant is an insurance policy rather than a poison pill. I assume you are going to walk a very fine line regarding French takeover law, which basically says you cannot do anything to frustrate the acquirer. Could you elaborate a little more why you think this is not going to be challengeable by Sanofi? Secondly, Dick, you said you are launching Ketek within a few months. Why is there no immediate launch? Is it simply that it is the wrong time of year or because the approval came early?

Patrick Langlois

        Of course, it is possible that Sanofi will try to take action against this warrant. We have looked very carefully at the legal situation with French takeover law and also from a stock market standpoint. We feel that this should survive. There is little argument, we feel, that could be used by Sanofi which could kill this warrant. This is our assessment from our external lawyers. Let us see whether they want to do something.

Richard Markham

        On the Ketek question it is simply the time of the year. It is our judgement that it would be better to launch leading up to the season rather than when the incidence of the indicated diseases is so low.

Question 4: Lucas Herrmann, Deutsche Bank

        Returning to the earlier question by Alexandra, has the AMF reviewed these proposals? What is their position and what can they or can they not do? Secondly, could you expand on what you feel you need to do to provide the French authorities in particular with comfort on the possibility of an Aventis-Novartis combination? Following your conversations with the Prime Minister and so and so forth, what are the particular areas that need to be addressed?

Patrick Langlois

        On the first question, this instrument is not going to be listed, as I said. At some time it could be transferable but it is not going to be a listed instrument. Therefore, we feel that there is very little argument that could be made by the AMF against this instrument.

Igor Landau

        Regarding your second question, I would like to stress again that even if Aventis is seen, due to its location, as a French company, one should not forget what we really are and where we have come from. We are the result of a merger between a German and a French company. We have significant employment and assets in both countries. From the beginning we have presented ourselves as a true Franco-German company. A very important point for us is that we are at least as European or Franco-German than a pure French company. Therefore, one of the arguments when considering a merger of two pure French companies, as has been the case in this debate, does not correspond to the intention of the parties when we created Aventis, or to the reality. That is the first point.

        The second point is it is clear that Europe in general and France and Germany in particular—rightly so—are interested in having strong pharma companies in Europe in the long-term in order to develop research in Europe, production in Europe, growth in Europe and jobs in Europe. We think that one of the prerequisites for that is that the company is as strong and as competitive as possible on a worldwide scale. In other words, that the best protection for European research and European employment is the world success and the competitiveness of the pharma company, particularly in the most important markets. We fully understand the concern of these two countries to see a future in that

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particular industry going forward. That is why we think that there are a number of concerns they have that we can completely understand, which a combination with Novartis, for example, could perfectly address.

Lucas Herrmann

        Given the evident dilution that warrants would introduce in the potential share capital of an enlarged company of somewhere between, say, 10-13%, the value per share in the company would obviously depreciate significantly. As a consequence, is the indication of a value of €12 per share that you are giving not completely and utterly inappropriate and inaccurate?

Patrick Langlois

        I do not want to specifically comment about your conclusion. You can look at it that way if they were to lose, but we can look at it the other way: if they win it does not cost them anything.

Lucas Herrmann

        Thank you very much.

Question 5: Randeep Grewal,Tudor Capital

        If Sanofi were to offer these warrants, would you be satisfied, or would you also still want a higher price? I remember at the time of the original bid that you said it undervalued Aventis, implying that you wanted a higher price as well.

Patrick Langlois

        We have said that the two main reasons for rejecting this offer were the risk and the price.

Randeep Grewal

        From that, are you saying you want both the higher offer and downside protection?

Patrick Langlois

        Yes.

Randeep Grewal

        You said that, as the warrants were not being listed, it would have little impact on the AMF. I would like to verify that, because I believe there are some French takeover rules regarding changes to the structure or substance of a company during a bid. Are you absolutely satisfied that you will not need to discuss this with the AMF?

Patrick Langlois

        We will have to see, but based on our analysis, we feel very confident about being able to issue these warrants, regardless of the regulatory problems that may occur. As you know, that is also the decision of our shareholders.

Randeep Grewal

        Up to now, have you had any discussions with Novartis regarding potential savings, or what price they would bid at, and do you have a timeline to meet Novartis since the board invitation?

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Patrick Langlois

        For the moment, we have been concentrating on the industrial logic of a potential combination and, as both Novartis and we have made very clear, we have not entered into any kind of negotiations. Secondly, we have close to at least another two months in front of us, which gives us sufficient time to move ahead or not.

Question 6: Roopesh Patel, JP Morgan

        Besides the combination scenario with Novartis, can you confirm if the Supervisory Board was presented with any other combination scenarios with other companies, and if so, are they still 'on the table?'

Patrick Langlois

        We cannot comment on anything other than what was made public by the Supervisory Board.

Question 7: Stuart Harris, UBS

        If the warrants were exercised by the enlarged company, and Plavix generics came onto the market, would these additional Aventis shares immediately convert into newco? Do you know that the status would be there: would Sanofi have to honour the original agreements, and would you obtain 0.833 of Sanofi shares plus €11.5? I am trying to work out exactly how it would happen practically.

        Secondly, I understand that we are talking about an instrument which is not going to be listed, but ultimately, does the AMF have a veto on this? If the AMF decided this was outside the bounds of normal operating businesses in an offer period, could they prevent you from proceeding? I understand the arguments about them not being listed, but do they have ultimate flexibility? If this newco is formed, the warrants are issued, and the Plavix patent is taken away, the potential share price risk on the new company is enormous: a potential 25% loss in EBIT, the contraction of the PE, and a potential 14-15% further dilution if the warrants all convert into newco shares. Is that going to scare the AMF and make them take any action?

Patrick Langlois

        I do not want to speculate about the AMF and the way they might view things. Based on our own analysis, we feel that these warrants should survive any actions by Sanofi. As I said before, this is going to be voted on by our shareholders at a shareholders' meeting, which will give much more strength to this resolution. If I understood you correctly, your first question was that, if the warrants were to be exercised, what would happen with these new shares. Is that correct?

Stuart Harris

        If I was an Aventis shareholder, and you were unsuccessful in preventing a merger with Sanofi, and if the Plavix patent was taken away, what would happen to me, holding this new Aventis share? Would I forcibly be converted into a new Sanofi share at the exchange ratio of 0.833, and would I receive the €11.5 per share that is currently on offer from Sanofi? What would I see, as an Aventis shareholder?

Patrick Langlois

        I cannot make any specific comments, because it would be the new company that would decide what to do. The plan today is do the tender and then the merger between the two companies, in order to combine Sanofi and Aventis into a single legal entity. If this warrant were to be exercised, it would be much later than what is being contemplated today by Sanofi. I cannot speculate on what the terms

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or value would be, vis-à-vis these new shares being created. It could be a question of different parities and ratios, depending on the company's situation at that time, but it is just pure speculation. It is important to take into account the timing of this second or third step, as far as the parity and ratio are concerned, if they were to decide something.

Stuart Harris

        I understand that, but I am trying to work out how you reach your €12.2 if we do not know what is going to happen to the warrants. I struggle to see how you can monetise it.

Patrick Langlois

        I cannot comment on this point.

Question 8: Kristin Mann, Cargill Investor Services

        What do you think the AMF will require from your company with regard to this warrant issue? There are different understandings as to whether the issuance of warrants is a protection for shareholders, or a 'poison pill'. Secondly, should Novartis extend an offer to you, what would you disclose to them in terms of the risk of patent litigation with regard to Lovenox, and the potential change in the valuation of your company?

Patrick Langlois

        There is nothing to say about the AMF. We emphasise that this is not a 'poison pill', but rather an 'insurance protection', and is specifically related to the potential risk in front of us in terms of Sanofi. Clearly, it is not a means for us to remain independent, because at the same time we are making an invitation to Novartis. As far as Sanofi protecting themselves is concerned, they have said clearly that they do not want to consider it. As for the specific aspects of Lovenox, I think you should ask them what they want to do. They initiated this unsolicited approach. Also regarding Lovenox, we have the same message and we feel confident about our ability to defend the case, for many reasons that we have presented to you many times. If you are concerned about some kind of risk from Lovenox, you should ask Sanofi.

Arvind Sood

        Also, they have indicated in their proposed combination that they would divest both Arixtra, as well as Fraxiparine, which is a very clear indication of how they feel about Lovenox's exclusivity.

Question 9: Ben Yeoh, ABN Amro

        Could you tell us more about your conversations with the French and German governments? Secondly, has the AMF been in touch with you yet about this warrant issue?

Patrick Langlois

        We already had a question on your first point. Without disclosing specific details, as a Franco-German company, we clearly understand that it is important for Europe to have a strong pharma industry, one of the prerequisites of which is to have companies who are successful worldwide. We think that a combination with Novartis would provide such a situation, and this is the point we want to explain again to both governments, by emphasising that the stronger and more competitive a company is, the more certain it is to guarantee strong R&D and production presence in Europe in the long term.

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Ben Yeoh

        Have the AMF been in touch with you today?

Patrick Langlois

        All the information which has been provided to you has been sent to the AMF, and we have no comment.

Arvin Sood

        Thank you all for your participation. If you have any further comments or questions, please do not hesitate to contact the Investor Relations team.

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QuickLinks

Contents
INTRODUCTION
Arvind Sood Senior Vice President, Investor Relations
NOVARTIS AND SANOFI
Igor Landau Chairman of the Management Board
THE WARRANT PROPOSAL
Patrick Langlois Vice Chairman of the Management Board and Chief Financial Officer
POSITIVE NEWS ON KEY PRODUCTS
Richard Markham Vice Chairman of the Management Board and Chief Operating Officer
QUESTIONS AND ANSWERS